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                             October 18, 2022

       David Pross
       Chief Executive Officer
       Mobile Global Esports, Inc.
       500 Post Road East, 2nd Floor
       Westport, CT 06880

                                                        Re: Mobile Global
Esports, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267794

       Dear David Pross:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed October 7, 2022

       General

   1. Provide us with your analysis as to how you satisfy the eligibility requirements in General
                                                        Instruction I.A.3 on
Form S-3. In this regard, we note that you have less than 12 calendar months of reporting
history as your initial public offering was declared effective on July
                                                        28, 2022. Please amend
your registration statement using a form for which you are
                                                        eligible on the filing
date. For guidance, refer to Question 115.15 of the Securities Act
                                                        Forms Compliance and
Disclosure Interpretations.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Pross
Mobile Global Esports, Inc.
October 18, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Rucha Pandit at (202) 551-6022 or Jennifer L pez Molina at (202) 551-
3792 with any questions.



                                                           Sincerely,
FirstName LastNameDavid Pross
                                                           Division of
Corporation Finance
Comapany NameMobile Global Esports, Inc.
                                                           Office of Trade &
Services
October 18, 2022 Page 2
cc:       Donald Davis
FirstName LastName